PRIMARY METALS INC.

07026142

August 3, 2007

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

Attention: Filing Desk

Re: File No. 82-35031

Please find enclosed copies of the following documents:

SUPPL

News Releases dated:

- July 5, 2007
- July 11, 2007
- July 18, 2007
- July 25, 2007
- July 27, 2007
- August 1, 2007

PROCESSED
AUG 2 3 2007
THOMSON
FINANCIAL

Financial Statement for the period ended March 31, 2007

MD&A for the period ended March 31, 2007

Form 52-109F1 Certification of Annual Filings signed by the CEO, dated August 1, 2007
Form 52-109F1 Certification of Annual Filings signed by the CFO, dated August 1, 2007

Yours sincerely,

per/ L. Stefan
James Robertson
Director

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

dw 8/22

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PRIMARY METALS INC.

NEWS RELEASE

July 5, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") announces that it has been served with a petition filed in the Supreme Court of British Columbia by seven shareholders of the Company alleging that they hold an aggregate of 159,200 shares of Primary seeking, among other things, a declaration that the affairs of the Company are being conducted in an oppressive manner, rescission of a May 31, 2005 agreement between the Company and Almonty LLC, or an order requiring the Company to repurchase the plaintiffs' shares.

The Company considers the allegations made against it to be without merit. The matter has been referred to litigation counsel and a response will be filed in due course.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

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PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Receives US$653,000 for Past Debt Settlement

July 11, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") (PMI TSXV) is pleased to announce the receipt of a further net sum of US$653,000 from S.A. Minera Regina en Liquidaciôn ("Minera Regina") in settlement of certain past debts. Minera Regina was previously a subsidiary of the Company with tungsten properties in Peru and funds had been loaned to Minera Regina before it declared bankruptcy several years ago. Rights to any benefits arising were transferred to the Company. The loans had been fully written down at that time and the current payment has been received as a result of the acquisition of Minera Regina from liquidation by an unrelated third party.

Primary owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 236
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

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PRIMARY METALS INC.

August 3, 2007

To: Capital West Partners

Primary Metals Inc ("Primary" or the "Company") has entered into a support agreement (the "Support Agreement") with Sojitz Corporation ("Sojitz"), through a wholly owned subsidiary, dated August 3, 2007, whereby Sojitz proposes to acquire all of the issued and outstanding shares of Primary for the Canadian dollar equivalent of USD $3.465 in cash per Primary share (the "Proposed Transaction"). The terms of the Proposed Transaction will be fully described in a take-over bid circular (the "Take-Over Circular"), which will be mailed by Sojitz to Primary shareholders ("Shareholders") in connection with the Proposed Transaction.

In addition, Almonty LLC ("Almonty"), a 43% shareholder and the directors of Primary have agreed to tender all of the issued and outstanding common shares held by them to the Proposed Transaction pursuant to a lock-up agreements dated August 3, 2007 (the "Lock-Up Agreements").

In connection with the preparation of Capital West's opinion (the "Opinion") on the adequacy, from a financial point of view, of the Proposed Transaction, the undersigned, Mr James Robertson, Director hereby certifies on behalf of Primary and not in his personal capacity, that:

1. I am a Director of Primary and as such have knowledge of the matters contained herein.

2. This certificate is being delivered to you pursuant to the terms of the engagement letter (the "Engagement Letter") effective as of June 6, 2007 between the Company and Capital West Partners ("Capital West") relating to, among other things, the delivery by Capital West of the Opinion referred to herein.

3. The information, data and other material (financial and otherwise) (the "Information") provided to Capital West by the Company and its subsidiaries (as defined in the *Securities Act* (British Columbia)) or its or their representatives for the purpose of the engagement under the Engagement Letter was, at the date the information was provided to Capital West, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries and the Proposed Transaction and did not and does not omit to state a material fact in relation to the Company, its subsidiaries and the Proposed Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was presented.

4. Since the dates on which the Information was provided to Capital West, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion which has not been disclosed to Capital West.

5. There are no independent appraisals or valuations or material non-independent appraisals or valuations relating to Primary or any of its subsidiaries or any of their respective

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

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PRIMARY METALS INC.

material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Capital West.

6. Since the dates on which the Information was provided to Capital West, no material transaction has been entered into by the Company or any of its subsidiaries which has not been disclosed to Capital West.

7. I have no knowledge of any facts not contained in or referred to in the Information provided to Capital West by the Company or its subsidiaries which would reasonably be expected to affect the Opinion including the assumptions used or the scope of the review undertaken.

8. Other than as disclosed in the Information, neither the Company nor any of its subsidiaries has any material contingent assets, or contingent liabilities and, to the best of our knowledge, there are no actions, suits, illegal activities, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially adversely affect the Company or its subsidiaries.

9. All financial material, documentation and other data concerning the Proposed Transaction and the Company and its subsidiaries, including any projections or forecasts, provided to Capital West by or on behalf of the Company were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company, reflect the assumptions disclosed therein (which assumptions management of the Company believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data were provided to Capital West.

10. No verbal or written offers or serious negotiations for, at any one time, all or a material part of the properties and assets owned by or the securities of the Company or any of its subsidiaries have been made or occurred within the two years preceding the date hereof which have not been disclosed to Capital West.

11. There are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) with the Company or to the best of our knowledge with its shareholders, relating to the Proposed Transaction, except as have been disclosed in complete detail to Capital West.

12. The contents of any and all documents prepared by or on behalf of the Company in connection with the Proposed Transaction for filing with regulatory authorities or delivery or communication to securityholders of the Company (the "Disclosure Documents") have been, are and will be true and correct in all material respects with respect to information within Primary's control and have been, are and will not contain any misrepresentation (as defined in the *Securities Act* (British Columbia)) with respect to information within Primary's control and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws.

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13. Except as disclosed to Capital West, the Company currently has no material business plans under active consideration, and the undersigned is not aware of any circumstances affecting the Company (other than the Proposed Transaction and any circumstances that would generally affect companies with businesses similar to that of the Company), that would have a material effect on the business and affairs or ownership of the Company and which is relevant to the Proposed Transaction or Opinion.

14. The minute books of Primary contain a complete record of proceedings at all meetings of the shareholders, directors (including committees thereof) and executive committees held for the past two years. Summaries of actions taken at recent meetings for which minutes have not yet been approved have been provided to you.

15. To the best of the knowledge of the undersigned, after having made due enquiry of those directors, officers and employees of the Company who have provided Information to Capital West, there are no material facts or circumstances relating to the Company or any of its subsidiaries not disclosed to Capital West that may reasonably be expected to materially affect the assumptions used, the procedures adopted or the scope of the review undertaken by Capital West in providing the Opinion.

16. We have reviewed the final draft of the Opinion, a copy of which is attached, and represent that the information about the Company presented therein is accurate and complete.

17. Unless otherwise defined herein, terms defined in the Engagement Letter shall have the same meaning herein as therein.

Dated this 3rd day of August, 2007.

____

James Robertson, Director

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PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Maintains Improvements at Panasqueira

July 18, 2007 **TSXV: PMI**

Primary Metals Inc. (TSXV: PMI) (the "Company") is pleased to report that June results at the Panasqueira tungsten mine continue to confirm the initial improvements previously reported for May *(see news release dated June 13, 2007)*. A further modest increase in tungsten concentrate production for June is reported and the higher mill feed grade has been maintained. The results show a continued improvement in comparison to the first four months of the year and also compare favourably with the May results.

Tungsten production for the month of June increased to 9,868 MTUs of WO_3 (tungsten trioxide) compared to an average rate of 9,051 MTUs per month for the first four months of the year *(1 MTU = 1 metric tonne unit or 10 kilograms)*. This is a 9.0% improvement and an additional increase over the 9,708 MTUs produced in May. The mined ore grade during June maintained the improvement to 0.18% WO_3 that was demonstrated in May. This continues to show an improvement over the grade of 0.16% WO_3 experienced in February and the average grade of 0.17% for the first four months of the year. The mining rate was also slightly higher at 67,921 tonnes for June. This compares favourably to an average rate of 65,371 tonnes for the first four months of the year and the 66,775 tonnes in May.

"We are pleased that our June results confirm the modest improvements reported for May," said Lewis Black, Chairman of the Company. "We are very pleased with the work and commitment of our management and production team and look forward to a continuation of these improvements."

Recently estimated Proven and Probable Reserves and Indicated Resources at Panasqueira total 5.13 million tonnes with a grade of 0.261% WO_3 containing 1,340,000 MTUs of tungsten trioxide. The Proven and Probable Reserves and the indicated resources, if converted to Reserves, would provide approximately 8.5 years of plant feed at current rates, assuming tungsten prices near current levels or higher. All of the reserves are accessible from existing workings; some of the resources will require additional mine development for access. In addition, there are a further 1.8 million tonnes of Inferred Resources with a grade of 0.224% WO_3, as well as additional exploration potential. These independent estimates are compliant with NI 43-101 *(see news release dated March 29, 2007)*. Tungsten prices are currently around US$245 per MTU.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

82-35031

About Primary Metals

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

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PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Gold Results at Quinta/Banjas Gold Property

July 25, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or "Company") is pleased to report results of underground sampling programs at the Banjas and Serra da Quinta projects located on the Company's Quinta/Banjas Gold Property (the "Property") in Portugal. The Quinta/Banjas exploration concession covers 44 square kilometres and is located some 20 kilometres to the east of the major city of Porto.

Previous Exploration

The Banjas and Serra da Quinta projects were explored by Bureau de Recherches Geologiques et Minières ("BRGM") and the Portuguese State entity Empresa de Desenvolvimento Mineiro ("EDM") at the beginning of the 1990s. More recently, from 1998 to 2003, Connary Minerals PLC ("Connary"), a subsidiary of Minmet PLC, completed extensive exploration over the area. The Company has obtained the data related to these exploration programs from the Portuguese Instituto de Inovacão e Tecnologia ("INETI") and is in the process of reviewing and confirming the data produced by them. An important part of the confirmation process has been underground channel sampling in both the Banjas and Serra da Quinta mines.

Gold mineralisation in saddle reefs and quartz veins.

The Banjas project is located on a major NNW-SSE regional structural feature, the Valongo Anticline, and is positioned on the northeast limb of the structure, which dips at about 15° to the northwest. Poço Romano (another gold occurrence within the concession) is at the northern end of the structure. Gold mineralisation at Banjas is observed to be hosted in stacked, saddle reef style, gold-enriched black argillic lodes associated with quartz veining. These lodes are narrow, shallow dipping and plunge gently to the northwest. The gold mineralisation within them is associated with sulphides as pyrite and arsenopyrite disseminated in clay and quartz.

At Serra da Quinta, gold mineralisation is associated with quartz veins and silicified zones. These zones are related to a shear that is parallel to a two-mica Hercynian granite contact with Silurian schists. To the Northeast, the prospect is underlain by granite which hosts a 50-100 metre wide zone in which gold mineralisation is associated with sulphides. Serra da Quinta lies 7 kilometres to the north east of the Banjas project.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

82-35031

Confirmation sampling of High Grade gold mineralisation at Banjas

At the beginning of the 20th century, and sporadically up until 1938, the argillic lodes were mined at Banjas for gold. The Company has undertaken an underground sampling program at Banjas to confirm gold grades noted by Connary and BRGM from channel samples taken perpendicular to the flat lying vein structure at intervals of approximately one metre along the stope faces from two stopes (designated Stope A and Stope B by the Company).

Stope A

The face length of the Stope A working is approximately 14.5 metres. The average value of assays from 15 samples in Stope A was reported by BRGM as 11.91 grams per tonne ("g/t") gold across 0.61 metres along the length of the working (14.5 metres). Values ranged from 1.3 g/t gold over 0.6 metres to a high of 47.1 g/t gold over 0.6 metres.

The Company undertook channel sampling in Stope A, taking 4 confirmation samples at 3.0 metre to 4.0 metre intervals along the face, to confirm assay values recorded by BRGM and Connary. The value of these samples ranged from 1.78 g/t gold over 0.6 metres to 19.48 g/t gold over 0.6 metres.

The average value of the samples taken by the Company in Stope A were 11.42 g/t gold over 0.60 metres. A top cut or maximum value for gold assays of 60.0 g/t gold was applied to the calculation. The values obtained by the Company compare favourably with those recorded by Connary and BRGM.

Stope B

In the area designated as Stope B, approximately 25 metres to the south west of Stope A, the face length is approximately 15 metres. The average value of assays from 13 samples taken along the stope face (15 metres) was reported by BRGM as 36.88 g/t gold across 0.67 metres along the length of the stope. Values ranged from 3.1 g/t gold over 0.65 metres to a high of 464.0 g/t gold over 0.6 metres.

The Company undertook channel sampling in Stope B, taking 5 confirmation samples at 3.0 metre to 4.0 metre intervals along the stope face. The value of these samples ranged from 28.96 g/t gold over 0.6 metres to 346.93 g/t gold over 0.6 meters.

The average value of the samples taken by the Company in Stope B were 42.23 g/t gold over 0.69 metres. A top cut of 60.0 g/t gold was applied to the calculation. These values, although slightly lower, compare favourably with those recorded by Connary and BRGM

Other Workings

The Company also undertook check sampling of other workings that exposed the flat lying vein structure in close proximity to Stopes A and B. These values along with the comparative grades between the Company sampling and the prior sampling are shown in the following table:

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Sample number	Width (metres)	Gold g/t	Width (metres)	Historic (BRGM) Gold g/t	Method of Analysis
Stope A					
BBJ 1	0.60	1.78	0.60	1.3	P5, Au 9, GAR Ag
BBJ 2	0.70	8.77	0.70	17.3	P5, Au 4, GAR Ag
BBJ 3	0.60	19.48	0.60	47.1	P5, Au 9, GAR Ag
BBJ 4	0.50	17.01	0.50	9.3	P5, Au 4, GAR Ag
Average along 14.5 metre face	**0.60**	**11.42**			
Stope B					
BBJ 7	0.65	33.76	0.65	3.1	P5, Au 4, GAR Ag
BBJ 8	1.00	33.94	1.00	68.8	P5, Au 4, GAR Ag
BBJ 9	0.60	39.52	0.60	275.5	P5, Au 9, GAR Ag
BBJ 10	0.60	50.18	0.60	55.6	P5, Au 4, GAR Ag
BBJ 11	0.60	346.93	0.60	464.00	P5, Au 9, GAR Ag
Average along 15.0 metre face	**0.69**	**42.23**			
Other workings					
BBJ 12	0.70	540.16	0.70	164.4	P5, Au 9, GAR Ag
BBJ 13	0.70	1.79	0.70	2.40	P5, Au 4, GAR Ag
BBJ 14	0.60	10.43	0.60	8.33	P5, Au 4, GAR Ag
BBJ 15	0.60	9.84	0.60	7.47	P5, Au 9, GAR Ag,
BBJ 16	1.00	28.96	1.00	194.00	P5, Au 4, GAR Ag
BBJ 6	0.80	121.6	0.80	91.00	P5, Au 4, GAR Ag
BBJ 5	0.70	6.4	0.70	3.00	P5, Au 9, GAR Ag

Current geological interpretation indicates that these are true widths.

Serra da Quinta

The Company has also undertaken confirmation sampling at the Serra da Quinta project, which lies some 7.0 kilometres to the north of Banjas. A series of 11 check samples was taken from an exploration adit where previous sampling by Connary Minerals had returned encouraging gold grades.

The samples were taken perpendicular to two distinct sub horizontal structures, believed to be separated by a horizontal distance of approximately 10 metres. The results of the original and confirmation sampling follow (all assay values were top cut to 60 g/t gold):

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- The average grade of the four samples taken by Connary on the structure #1 was 13.18 g/t gold across a width of 0.88 metres.
- The Company's confirmation sampling of the structure #1 returned assay values of 20.00 g/t across 0.88 metres.
- The average grade of the five samples taken by Connary on the structure #2 was 30.58 g/t gold across a width of 0.86 metres.
- The Company's confirmation sampling of the structure #2 returned assay values of 29.89 g/t across 0.86 metres.

The sample results are tabulated below:

Sample number	Width (metres)	Gold g/t	Width (metres)	Historic (Connary) Gold g/t	Method of Analysis
BSQ 1	0.70	11.12	0.70	11.72	Au4
BSQ 2	0.90	2.30	0.90	2.64	Au4
BSQ 3	0.80	12.06	0.80	8.33	Au4
BSQ 4	1.10	45.92	1.10	26.26	Au 9, GAR Ag
BSQ 5	1.10	13.88	1.10	11.11	Au4
BSQ 6	0.70	13.36	0.70	8.38	Au4
BSQ 7	1.40	60.00	1.40	60.00	Au 9, GAR Ag
BSQ 8	0.50	5.80	0.50	2.12	Au 9, GAR Ag
BSQ 9	0.60	28.32	0.60	47.22	Au4

The Drill Program

In addition, the Company has undertaken a diamond drilling program which commenced in the fall of 2006 and was completed in May 2007. At Poço Romano, the program consisted of four drill holes totalling 641.70 metres. The holes were targeted at favourable geological features and geochemical anomalies. In addition, 13 core drill holes were drilled at the Banjas project from the underground workings for a total program of 555.80 metres. At Serra da Quinta, 44 percussive drill holes were completed for a total of 1,477 metres. Core and cuttings from the mineralized zones have been sampled and sent for assay. Final assay results of this program are awaited and will be reported when all results are available.

Quality Control and Quality Assurance

Sample preparation and analytical work is undertaken at an accredited assay laboratory, OMAC Labs Ltd., in County Galway, Ireland, using standard industry practices and conventional atomic absorption and fire assay methods for gold (Au 4, gravity finish) and silver. Samples believed to contain higher gold

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grades are assayed by process Au 9 (Screen Metallic). Base metal analysis is carried out using Aqua Regia Digestion and Flame AA finish. For quality control purposes, analytical standards with known metal values were included with the Company's samples and show acceptable reproducibility. In addition, duplicate analyses on selected drill samples will be carried out by a second independent assay laboratory.

"We are very pleased with the results of the confirmation sampling," said Lewis Black, Chairman of the Company. "It is apparent that there are structures containing high grade gold at the Banjas project and we hope to be able to show these structures continue to the Poço Romano project some 3,000 metres to the northeast. Confirmation of the extension is the primary objective of the drilling program. Our task is to now extend the knowledge of those structures along the limb of the major anticline with a view to defining an economic deposit. At Serra da Quinta, the gold grades are again encouraging and we await the results of the recently completed drill program to determine if the project has the ability to match the Company's development criteria."

Primary Metals owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

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PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports New Mine Area at Panasqueira

July 27, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (PMI – TSXV) is pleased to report the feasibility of access to new mineralized areas at its producing tungsten mine in Portugal. These areas, located in the south part of the Panasqueira mine, are located on Level 2 and Level 1 and were previously developed in preparation for mining many years ago. The area was only partially mined and caving prevented access during the intervening years. As a result of current clean up and other work on Level 2, it was discovered that although the entrance to the area had collapsed over a short distance, the base galleries, raises and infrastructure are in good condition to restart production from the area.

Historic work in the area indicates the possibility of an additional 1.1 million tonnes with an average grade of 0.20% WO_3 (tungsten trioxide) according to past work done in the 1990's and 1970's by the mine. (These estimates are historical in nature and pre-date Canadian National Instrument 43-101. They are therefore non-compliant with NI 43-101, are not included in the company's current resource estimates reported on March 29, 2007 and should not be relied upon.) The Company believes that these historical estimates provide a conceptual indication of the potential of the area and are relevant to ongoing mining activities.

Rehabilitation work in the area to ensure safe access is expected to start in October, followed by a preliminary assessment with a possible start of vein development early in 2008. The zone is accessible from Level 2 of the mine where material is crushed underground directly and conveyed to the ore bins. Use of the underground hoist from Level 3 is not required for this material, thereby reducing costs and improving the flexibility of mining operations.

Mining of this material from Level 2 and Level 1 would provide a buffering capability for mining activities while development work, which has proven to be a lengthy process, continues at Level 3 of the mine.

About Primary Metals

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum (1 MTU = 1 metric tonne unit or 10 kilograms). Tungsten is currently trading

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PRIMARY METALS INC.

at around US$240 per MTU. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng.
Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

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PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Year End Financial Results

August 1, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company"), which operates the Panasqueira tungsten mine in Portugal, today announced audited financial results, in Euros, for the year ended March 31, 2007. Earnings for the year before non-cash income taxes were €1.50 million (C$2.19 million or C$0.18 per share – C$0.16 per share diluted). Earnings after non-cash income taxes of €442,000 were €1.04 million (C$1.52 million or C$0.12 per share – C$0.11 per share diluted).

Highlights for the 2007 financial year include:

- Tungsten production of 99,095 MTUs (2006 – 96,835 MTUs)
- Sales of €14,787,000 or C$21,605,000 (2005 - €14,599,000)
- Net earnings of €1,502,000 or C$2,194,000 before non-cash income tax (2006 - €4,585,000)
- Net earnings of €1,043,000 or C$1,524,000 after non-cash income tax of €442,000 (2006 - €7,340,000 after non-cash tax recovery)
- Earnings per share of €0.12 or C$0.18 before non-cash income tax (2006 - €0.42 per share)
- Earnings per share of €0.08 or C$0.12 after non-cash income tax (2006 - €0.68 per share after non-cash tax recovery)
- Continued strength in tungsten prices
- Continued capital improvements to the tungsten mine and processing plant at Panasqueira
- Additions to the fleet of efficient low profile mining equipment
- Completion of a new underground ramp to allow access to new mine areas
- Completion of new NI 43-101 estimates confirming January 2007 reserves and resources
- Increased Proven and Probable reserves of 2,430,000 tonnes at a grade of 0.243 % WO_3 (containing 590,000 MTU tungsten trioxide)
- Additional Indicated resources of 2,700,000 tonnes at a grade of 0.277% WO_3 (containing a further 748,000 MTU tungsten trioxide)

"Our Panasqueira mine continues to perform well and we are pleased with the progress and capital improvements that have been made," said Lewis Black, Chairman of the Company. "We have faced the need for extensive ongoing mine development while at the same time maintaining

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

82-35031

PRIMARY
METALS
INC.

profitable operations. Tungsten prices have remained relatively strong and we look forward to a long and successful future for Panasqueira."

The current improvement in the price of tungsten has enabled profitable mining of material previously considered uneconomic at times of low metal prices, while at the same time generating funds to permit necessary mine development and replacement of equipment.

The Panasqueira mine has a long history of production of high quality wolframite concentrates and is the dominant producer of high quality tungsten concentrates outside China. Complete audited financial results for the year together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and at the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: info@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

See News Release dated March 29, 2007 for information about the independent reserve and resource estimates for the Panasqueira mine. (One MTU = 1 metric tonne unit or 10 kilograms of WO_3 - tungsten trioxide. The mean quoted European price for tungsten is currently around US$240 per MTU of WO_3)

The Panasqueira mine is in full production regularly shipping concentrates of tungsten trioxide to its customers. Specific Quality Control/Quality Assurance ("QC/QA") procedures such as those utilized in base or precious metal mines are not in place at the mine. Instead Panasqueira assesses the performance of the assaying facility and the scales used to measure weights by comparing the mine assays with the check assays completed by their customers. To date the customer assays and company assays have been similar which forms a reliable test of the production procedures related to QC/QA in place at the mine.

82-35031

PRIMARY METALS INC.

Mineral resources that are not mineral reserves do not have demonstrated economic viability based on available information.

This News Release contains forward-looking statements respecting the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Year ended March 31, 2007

July 31, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2007.

To the Shareholders:

General

We are pleased to report results for the year ended March 31, 2007 from our tungsten mining operations. Tungsten prices remained strong during 2006 and early 2007 and sales revenue for the year under review was €14,786,650. Net income for the year was €1,501,881 (CDN$2,194,398 or CDN$0.18 per share – diluted CDN$0.16 per share) before non-cash income taxes and €1,043,233 (CDN$1,524,268 or CDN$0.12 per share – diluted CDN$0.11 per share) after non-cash income taxes. Non-cash income taxes of €442,029 reflect the change in the Company's future income tax assets in the year.

Development work has continued at the mine and a major step has been achieved with the completion of the D9 ramp in order to allow access to new areas of tungsten resources. Recently, other mineralized areas of the mine outside the areas of current resources have also been determined and will be assessed. It is expected that development of mine galleries and mining from new zones will be underway later this year and that this work will positively impact the long-term operation of the Panasqueira mine. This is supported by the results of an independent NI 43-101 compliant mineral resource estimate by OreQuest Consultants Ltd. of Vancouver, BC, which were detailed in a news release on June 23, 2006. Additional new underground mining equipment was delivered during the year and was fully operational by January this year.

The Company has maintained an increase in the tonnage mined due to improved efficiencies by our mining team and from the results of the additions of new equipment and materials. However, as tonnes mined increased by 17%, production of tungsten concentrate was up only 2% compared with the previous fiscal year, indicating that operations continue to feel the effect of the lack of past development work to access new mine areas and from the lower grade ore that has been mined. Recent and planned improvements and current mine planning activities are expected to result in a gradual improvement in mined ore grade.

The market outlook continues to be positive although there have been recent small fluctuations in the price of tungsten. The continued overall strength in the price of tungsten, compared to historical prices over the past several years, is very encouraging for the Company's long-term prospects.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company continues to improve the mine operations

with a view to the long term, taking advantage of strong tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low profile underground mining equipment at Panasqueira. This has demonstrated a significant increase in the rate of mining, and is now also starting to show a reduction in the quantity of waste rock handled. Financing for the new equipment has been provided primarily from the Company's current cash flow and from lease-to-own and contract financing arrangements with suppliers.

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com or on the Company's website at www.primarymetals.ca. The estimate was updated in 2007 as detailed in a news release dated March 29, 2007

The 2007 total resource estimate included Proven and Probable Reserves of 2,430,000 tonnes at a grade of 0.243% WO_3 (containing 590,000 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 2,700,000 tonnes at a grade of 0.277% WO_3 (containing a further 748,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,810,000 tonnes with a grade of 0.224% WO_3 (containing a further 405,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. *(Note: "MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The European price per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$240 per MTU).*

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold project. The Company has commenced initial evaluation and exploration work on both projects.

Tin price is volatile and has increased recently to a high of around US$14,000 per ton. At Argimela, located 15 kilometres from the Company's Panasqueira mine, historical work resulted in the most recent estimate in 1979 for an indicated near-surface open pit resource of some 65,000 tonnes of tin with 77.6 million tonnes at a grade of 0.057% Sn (0.57 kilograms of tin per tonne) including 18.38 million tonnes with a grade of 0.084% Sn (0.84 kilograms of tin per tonne), based on old mine workings and drill holes and including information developed by Beralt at that time. This is a historical resource and is not compliant with NI 43-101 – see News Release dated April 6, 2006. The Company is assessing the potential for previously unassayed sulphide tin and also the potential for lithium and other minerals in the deposit that would add to the unit value of the historic resource. Preliminary indications are that sulphide tin occurs throughout the deposit and may add approximately 30% to the tin contained as cassiterite.

At the Company's Quinta/Banjas gold permit, old workings are in evidence on the property and old stopes and underground workings at Banjas are accessible and show black shales with quartz stringers, argillic lodes and gold-arsenic-quartz mineralization in shear zones. An initial work programme has shown that high grade gold mineralization is found in lodes averaging about 70 cm in width. Further work in required to determine the possible extent of these lodes.

Overall Performance

The Company has continued to benefit from a strong tungsten market as well as the improved pricing of our long-term sales contract. The Company has a healthy cash position. Long-term debt is being paid down quickly, while being replaced with new debt as continued acquisitions of new equipment are made.

Morale at the mine continues to be high and monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day ("TPD") and monthly sales of over 10,000 MTU's have been achieved. A record daily mine output of 3,523 tonnes of ore was achieved on November 7, 2006. The mine and plant are normally operating five days per week, excluding holidays and required maintenance periods, and average production levels are less than peak levels.

The mine has suffered from a lack of past development work which has affected mined ore grade. During the past year, excavation of a new underground development ramp – the D9 ramp – has been underway and has now been completed to access new zones of tungsten resources between levels 2 and 3 in the mine.

The low profile mining fleet at Panasqueira has been enlarged with three new LHD (load/haul/dump) mining units and two new low profile jumbo drilling units, all in operation by the fourth quarter. All of the low profile equipment is in operation on the mine level 3 and the replaced mining equipment is used to continue production from level 2 where tungsten ore is transported out of the mine by conveyor without use of the internal mine hoist.

The performance of the new machines is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and incurred a further €5.7 million in capital improvement expenditures during the current 2007 fiscal year.

Selected Annual Information (Unaudited)

All of the annual and quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Selected information for the last three completed fiscal years, ended March 31, is as follows:

(In Euros)	2007	2006	2005
Total sales	14,787,000	14,599,000	6,138,000
Income (loss) for the year	1,043,000	7,340,000	(1,367,000)
Earnings (loss) per share – basic	0.08	0.68	(0.19)
Earnings (loss) per share – diluted	0.07	0.55	(0.19)
Total assets	17,653,000	13,391,000	4,760,000
Long-term debt	2,638,000	1,678,000	1,339,000

Sales for 2006 and 2007 increased mostly due to the dramatic increase in tungsten prices that began in March 2005. Prior to fiscal 2006, the Company's mining operations were not profitable. Net income for 2006 also includes a future income tax recovery of €2,755,000 while net income for 2007 includes a future income tax expense of €442,029. A more detailed discussion of results follows in the *"Selected Quarterly Information"* section.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis:

(In Euros)	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Total sales	3,354,000	4,148,000	2,522,000	4,762,000
Income (loss) before non-recurring items	(123,000)	174,000	7,000	1,186,000
Non-recurring items	-	-	257,000	-
Net income (loss) before income taxes	(123,000)	174,000	264,000	1,186,000
Change in future income tax assets	24,000	(124,000)	(54,000)	(289,000)
Net income (loss) for the period	(115,000)	50,000	211,000	898,000
Earnings (loss) per share – basic	(0.01)	.004	0.02	0.07
Earnings (loss) per share – diluted	(0.01)	.004	0.02	0.06

(In Euros)	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total sales	3,088,000	3,609,000	4,209,000	3,693,000
Income before non-recurring items	574,000	699,000	1,546,000	1,262,000
Non-recurring items	-	503,000	-	-
Net income before income taxes	574,000	1,203,000	1,546,000	1,262,000
Change in future income tax assets	2,755,000	-	-	-
Net income for the period	3,329,000	1,203,000	1,546,000	1,262,000
Earnings per share – basic	0.29	0.11	0.14	0.13
Earnings per share – diluted	0.24	0.08	0.11	0.09

Quarterly sales averaged approximately €3,650,000 per quarter for fiscal 2006 and approximately €3,697,000 per quarter for fiscal 2007, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter. These sales were recognized in the first quarter of fiscal 2007. Sales for the second quarter of 2007 were negatively impacted by the annual vacation and scheduled maintenance period in August. The effect of the annual vacation period was also more significant in the current year as various employees did not opt to work some or all of their vacation as they had in the prior year so that the Company could take advantage of the then rising tungsten prices. Sales for the third quarter of 2007 returned to levels more consistent with previous quarters. Sales for the fourth quarter of 2007 were reasonably consistent with the same quarter of the previous fiscal year.

Net income for the second quarter of 2007 includes a €257,000 gain relating to a recovery of old debts of a previous subsidiary. Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters of 2006 also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. These costs have persisted into fiscal 2007. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter of 2006, additional funds became available in the second quarter of 2006 for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and possibly decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company undertook a considerable amount of necessary development work in the third and fourth quarters, which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*). In addition to these factors, other negative impacts on net income for 2007 include increased amortization and depletion due to equipment acquisitions and an increased rate of mining, and increased foreign exchange losses due to the weakening of the US dollar against the Euro. The Company is also now recording a change in future income tax assets, a non-cash item, which was not part of the fiscal 2006 quarterly results.

Results of Operations

Production

Production for the year of 99,095 MTU's from 679,013 tonnes of ore processed compares to production of 96,835 MTU's from 578,218 tonnes of ore processed in the previous fiscal year. The increase in tonnes mined over the previous year represents a 17% improvement over the prior year and reflects the significant improvements in mining operations during the current year. Improvement due to the addition of the new pieces of equipment over the past eight quarters continues to show in the quarterly results.

During the year, the process plant feed grade averaged 0.18% WO_3 compared to 0.21% WO_3 during the previous fiscal year. The difference is due the mining of lower grade ore, partly as a result of a lack of past mine development in years of low tungsten prices. In addition, a certain amount of marginal ore obtained from current development work was processed during the year to provide incremental production and to take advantage of available capacity, further reducing the ore grade. As additional equipment is introduced, development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show some gradual improvement over time as opportunities for greater selectivity in mining are made available.

Processing plant recovery of tungsten averaged 81.4% in fiscal 2007 and showed a slight improvement over the overall 81.1% recovery in fiscal 2006. The small improvement in recovery is encouraging, particularly in view of the reduction in the process plant feed grade, and was primarily as a result the new equipment introduced in the processing plant.

Compared to the previous year, the Company realized a 5% increase in the cost per tonne of ore mined due primarily to the fact that during the first three quarters of fiscal 2006, the Company was still operating the mine with minimal staff and equipment as it had yet to benefit from the increased cash flow resulting from the sudden increase in tungsten prices during that quarter. Costs remained unrealistically low for the first three quarters of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current period reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. (Recently, over the past few months, the work force has been reduced after completion of the D9 ramp.) In addition, the Company continues to invest cash in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices.

During the year, the Company also experienced a 12% decrease in recovered grade from 0.17% WO_3 in fiscal 2006 to 0.15% WO_3 in 2007. Consequently, the direct cost of production per MTU increased from approximately €82 for fiscal 2006 to approximately €98 in fiscal 2007. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €92 for the current year compared to €75 for fiscal 2006.

Sales

Sales of 99,239 MTU's during the year are consistent with sales of 99,604 MTU's during the previous year. Total consolidated sales for the year (including sales of by-products and aggregates) were €14,787,000 in 2007 compared to €14,599,000 in the previous year.

The European quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, increased from a range of approximately US$209 to US$295 per MTU between April 2005 and March 2006 to a narrower range of approximately US$242 to US$273 per MTU between April 2006 and March 2007. This represents, on average, a minor increase of approximately 2% over the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment. European tungsten prices for July 2007 are in the region of US$235 to US$245 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 7% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has weakened against the Euro by approximately 10%.

Operating Margin
The operating margin was €5,115,000 for the year, which represents a 24% decrease over a margin of €6,733,000 for fiscal 2006.

Cost of sales of €9,671,000 for the year was 23% higher than the €7,866,000 for the previous year. This increase includes a 23% increase in the cost per MTU sold in the period, due to the lower grade of ore mined and the higher repairs and maintenance work being done as part of the production process.

The lower operating margin for the period is due primarily to the increase in production costs over those of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar and the reduced ore grades.

Other Expenses
General and administrative costs, net of other items, totaled €3,614,000 for the year as compared to €2,148,000 for fiscal 2006 as follows:

(In Euros)		2007	2006
Accretion of asset retirement obligation		169,000	161,000
Administrative expenses		1,449,000	917,000
Amortization and depletion		1,105,000	570,000
Foreign exchange		169,000	82,000
Interest and financing		284,000	229,000
Professional fees		222,000	159,000
Stock-based compensation		535,000	544,000
Other items		(319,000)	(514,000)
	Totals	3,614,000	2,148,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in administrative expenses, amortization and depletion, foreign exchange, and interest and financing costs. Administrative expenses for the current year are higher than those of the prior year due primarily to an increase in personnel and other administrative costs experienced at the mine site, an increase in insurance costs, and a substantial increase in investor relations costs. In addition, the Company incurred costs on prospective property exploration and in preparing its independent resource estimate during the current year, costs that were not incurred in the previous year. Amortization and depletion increased due to the increase in the units of production in the current year and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. The Company experienced significant transaction and translation losses during the year given the weakening of the US dollar against the Euro. Interest costs were higher than in fiscal 2006 due to the additional long-term debt relating to asset acquisitions. Other items for 2007 consist primarily of a gain on recovery of an old debt due to one of the Company's former subsidiaries. The bulk of the 2006 comparative figure represents a gain on the sale of rights to acquire an interest in a tungsten property in Peru.

During the current year, the Company granted 175,000 (2006 - 1,585,000) incentive stock options to directors, employees and consultants (see *"Outstanding Share Data"*) and 773,750 (2006 - 876,875) stock options vested during the year. Non-cash stock-based compensation of €535,000 (2006 - 544,000) relating to the vested options was recorded in the year.

Income

Net income after income taxes for the current year of €1,043,000 (€0.08 per share - €0.07 per share diluted) compares to €7,340,000 (€0.68 per share - €0.55 per share diluted) recorded in the previous year. Income before income taxes totaled €1,502,000 (€0.12 per share - €0.11 per share diluted) and compares to €4,585,000 (€0.42 per share - €0.35 per share diluted) recorded in the previous year. The Company recorded a future income tax recovery of €2,755,000 in fiscal 2006 and a future income tax expense of €442,000 in fiscal 2007; both of these amounts are non-cash items.

Net income after non-cash income taxes, expressed in Canadian dollars, amounts to $1,524,000 ($0.12 per share - $0.11 per share diluted) for the year. Income before non-cash income taxes, reported in Canadian dollars, totaled $2,194,000 ($0.18 per share - $0.16 per share diluted).

Cash Flows

Cash flow from operating activities (before changes in non-cash working capital) for the year was €3,065,000 compared to €5,356,000 for fiscal 2006. The change in cash flows is due to a reduction in income experienced in the current year as detailed above.

Within non-cash working capital, the most notable changes for the current year were a €1,244,000 increase in accounts payable, €363,000 increase in receivables, a €198,000 increase in inventory and a €109,000 increase in prepaid expenses resulting in a net cash inflow of €574,000 from changes in non-cash working capital items.

Within financing activities, the Company received €246,000 from the issuance of shares (see *"Outstanding Share Data"*), and used cash of €863,000 to decreased its long-term debt.

After taking account of €3,968,000 spent on capital asset purchases, there was a net decrease in cash balances of €626,000 for the year ended March 31, 2007.

At March 31, 2007, cash balances totaled €2,496,000 compared to €3,122,000 at March 31, 2006.

Liquidity

As at March 31, 2007, the Company's working capital position was negative with current liabilities exceeding current assets by €396,000, which compares to a positive working capital position of €809,000 as at March 31, 2006. Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,398,000 is included in current liabilities at March 31, 2007, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, and finance contract agreements, which total €2,638,000 and call for monthly payments of approximately €67,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Discussion of Fourth Quarter Results

Sales of €3,134,000 from 21,883 MTUs for the fourth quarter of 2007 compare to sales of €2,979,000 from 19,148 MTU's for the same quarter of 2006. This represents a decrease over 2006 of approximately €12 per MTU, or 8% and is attributable to changes in the price per MTU realized and the negative effects of the U.S. dollar exchange rate. For the fourth quarter of 2007, tonnes of ore mined increased by 23%, and MTU's of tungsten produced increased by 4% over 2006 levels.

A before-tax loss of €123,000 for the fourth quarter of 2007 compares to before-tax income of €574,000 for the fourth quarter of 2006. The decrease in profitability in 2007 compared to 2006 is due primarily to a lower grade of ore being processed, increased direct and administrative costs at the mine, increased investor relations costs, and a higher rate of amortization (*see "Operating Margin"*).

For the quarter ended March 31, 2007, administrative expenses, professional fees and interest and financing costs were €679,000 compared to €463,000 for the same quarter in the previous year. Amortization and depletion was €373,000 in the fourth quarter of 2007 compared to €157,000 in the fourth quarter of 2006.

Capital Resources and Commitments

The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

The Company has obtained exploration licenses on two separate properties that, at the Company's option, will require the use of capital in the future.

Outstanding Share Data

As at March 31, 2007, the Company had outstanding 12,940,259 common shares. In addition, the Company had outstanding 1,518,125 share purchase options and 500,000 share purchase warrants for total diluted shares outstanding of 14,958,384.

During the year, the Company issued 323,750 shares upon the exercise of stock options, and 950,000 shares upon the exercise of warrants for total cash proceeds of €246,392.

As at the date of this Management Discussion and Analysis, the Company had 12,940,259 common shares outstanding. In addition, the Company had 1,418,125 share purchase options outstanding and 500,000 share purchase warrants outstanding for total diluted shares outstanding of 14,858,384.

Auditor
The Company's auditors for the year ended March 31, 2007, Staley Okada & Partners (Staley Okada), entered into a transaction with PricewaterhouseCoopers LLP (PwC) under which certain assets of Staley Okada were sold to PwC and a number of the professional staff and partners of Staley Okada joined PwC either as employees or partners and will carry on practicing as members of PwC. The directors subsequently appointed PwC as the Company's auditors for the year ending March 31, 2007.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as at March 31, 2007 or as at the date hereof.

Related Parties
During the year, marketing, consulting, and management fees of €270,000 (2006 – €247,000) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company resulting directly from the increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the year under the new agreement exceeded those that would have been received under the old agreement by €3,897,736 (2006 - €3,628,410). Accordingly, during the year, the Company paid Almonty its share of incremental revenues, net of €17,847 (2006 - €204,297) in lease payments paid by Almonty, totalling €1,931,021 (2006 - €1,609,908). The significance of these payments became evident with the continued strength of the price of tungsten, and subsequent to March 31, 2007, the Company negotiated a termination agreement with Almonty (see *"Subsequent Events")*.

Changes in Accounting Policies
There were no changes in accounting policies during the year.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures
The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They are satisfied that at March 31, 2007 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls and Procedures
The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended March 31, 2007. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

Risks and Contingencies
Beralt is subject to the risks normally associated with exploration and mining operations. The economics of developing gold, tin and other mineral properties and of operating a tungsten mine are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of metals or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling or exploration results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There continues to be a risk that Beralt will be unable to sufficiently progress its improvement program at Panasqueira and will fail to maintain profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, or should the necessary investments in equipment and mine development not be made or be sufficient to maintain profitability, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company has made certain payments to non-residents. While it is the Company's belief that, under existing tax treaties, no withholding taxes were required to be deducted from such payments, the Company has been unable to obtain definitive documentation or confirmation of this fact from the relevant tax authorities. It is possible that future assessments could prove the Company's assertion to be incorrect, which could give rise to a withholding tax liability. The Company is confident that any such assessment would be recoverable from the non-resident, however, penalties and/or interest due on any assessed amounts may become payable by the Company. The likelihood of any future assessments is not determinable and the amount of any potential future assessment is not reasonably estimable. In addition, the Company feels that it will obtain the necessary documentation to support its assertion in due course; therefore, no amounts have been accrued in the accounts.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC.

Subsequent Events
In May 2007, the Company reached an agreement with Almonty for the termination, effective June 1, 2007, of Almonty's rights under the May 2005 agreement pursuant to which Almonty is entitled to share in Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira tungsten mine in Portugal. In exchange for the termination of Almonty's rights under the 2005 agreement, Beralt has agreed to pay Almonty total consideration of Cdn$3,000,000, consisting of Cdn$2,000,000 in cash and Cdn$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing Cdn$1,000,000 by Cdn$2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to the announcement of the transaction.

The agreement is subject to approval by the Exchange, and by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders.

On July 9, 2007, the Company received a net amount of US$630,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years.

On July 3, 2007, the Company was served with a petition filed in the Supreme Court of British Columbia by seven shareholders of the Company alleging that they hold an aggregate of 159,200 shares of Primary seeking, among other things, a declaration that the affairs of the Company are being conducted in an oppressive manner, rescission of a 31 May 2005 agreement between the Company and Almonty LLC, or an order requiring the Company to repurchase the plaintiffs' shares. The Company believes these allegations to be without merit, and according, no liability has been recorded

Forward Looking Statements
Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties

relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's fiings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval
The Board of Directors of the Company has approved the disclosure contained in this annual MD&A.

A copy of this MD&A will be provided to any applicant on request.

82-35031

Form 52-109F1 ***Certification of Annual Filings***

I, **Lewis Black**, Chief Executive Officer of **Primary Metals Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Primary Metals Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

"Lewis Black"

Lewis Black, Chief Executive Officer

82-35031

Form 52-109F1 ***Certification of Annual Filings***

I, **Donald Smith**, Chief Financial Officer of **Primary Metals Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Primary Metals Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

"Donald Smith"

Donald Smith, Chief Financial Officer

END